UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 21, 2017
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X           Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release ANGLOGOLD ASHANTI REPORT FOR THE SIX MONTHS ENDED 30 JUNE 2017

AngloGold Ashanti Limited

(Incorporated in the Republic of South Africa)

Reg. No. 1944/017354/06

ISIN. ZAE000043485 JSE share code: ANG

CUSIP: 035128206 NYSE share code: AU

Report
for the six months ended 30 June 2017
FIRST HALF REVIEW
· Production of 1.748Moz after strong second-quarter recovery; on track to meet full year guidance
· Total cash costs $796/oz, all-in sustaining costs (AISC) $1,071/oz; reflects planned brownfield investment and stronger currencies
· Adjusted headline loss of $93m includes retrenchment provision of $47m and silicosis provision of $46m
· Free cash outflow of $161m, with working-capital lock-ups a continued challenge
· Brownfield projects to improve life and portfolio mix, all on budget and on schedule
· Decisive action taken to stem losses in South Africa, with restructuring talks under way
· Third, consecutive fatality-free quarter achieved; new safety records set across the portfolio
· Net debt of $2.151bn and Net debt to Adjusted EBITDA ratio of 1.56 times
Six months
Six months
Year
ended
ended
ended
Jun
Jun
Dec
2017
2016
2016
US dollar / Imperial
Operating review
Gold
Produced - oz (000)
1,748
1,745 3,628
Sold
- oz (000)
1,790
1,747 3,590
Financial review
Gold income
- $m
2,032
1,960 4,085
Cost of sales - $m
1,709
1,501 3,263
Total cash costs
- $m
1,258
1,112 2,435
Gross profit - $m
325
429 841
Price received *
- $/oz
1,236
1,222 1,249
All-in sustaining costs * - $/oz
1,071
911 986
All-in costs *
- $/oz
1,144
982 1,071
Total cash costs *
- $/oz
796
706 744
(Loss) profit attributable to equity shareholders - $m
(176)
52 63
- cents/share
(43)
13 15
Headline (loss) earnings
- $m
(89)
93 111
- cents/share
(22)
23 27
Adjusted headline (loss) earnings * - $m
(93)
159 143
- cents/share
(23)
39 35
Net cash flow from operating activities
- $m
321
476 1,186
Free cash (outflow) inflow *
- $m
(161)
108 278
Total borrowings - $m
2,366
2,654 2,178
Net debt *
- $m
2,151
2,098 1,916
Capital expenditure
- $m
454
318 811
Notes: * Refer to "Non-GAAP disclosure" for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.
Published : 21 August 2017
June 2017

Operations at a glance
for the six months ended 30 June 2017
Production
Cost of sales
All-in sustaining
costs 1
Total cash costs 2
Gross profit (loss)
oz (000)
Year-on-year
% Variance 3
$m
Year-on-year
% Variance 3
$/oz
Year-on-year
% Variance 3
$/oz
Year-on-year
% Variance 3
$m
Year-on-year
$m Variance 3
SOUTH AFRICA
435
(10)
(554)
15
1,259
31
1,092
35
(28)
(98)
Vaal River Operations
174
1
(210)
14
1,169
16
1,003
19
7
(21)
Kopanang
44
(6)
(75)
14
1,682
26
1,472
28
(20)
(11)
Moab Khotsong
130
3
(135)
14
998
13
846
16
27
(9)
West Wits Operations
163
(24)
(247)
15
1,482
54
1,255
60
(43)
(94)
Mponeng
106
(18)
(138)
16
1,278
43
1,046
51
(6)
(47)
TauTona
57
(33)
(109)
15
1,858
74
1,639
76
(38)
(47)
Total Surface Operations
92
(1)
(98)
20
1,008
20
970
22
9
17
First Uranium SA
51
9
(47)
24
814
11
783
17
8
29
Surface Operations
41
(11)
(51)
16
1,245
31
1,199
29
1
(12)
Other
5
-
-
-
-
-
-
-
-
-
INTERNATIONAL OPERATIONS
1,313
4
(1,383)
14
988
13
701
5
339
(31)
CONTINENTAL AFRICA
665
7
(741)
21
966
14
721
4
143
(35)
DRC
Kibali - Attr. 45%4
127
11
(181)
33
1,185
32
870
8
(18)
(23)
Ghana
 Iduapriem
107
8
(97)
(8)
1,035
8
847
(9)
36
18
Obuasi
2
(33)
1
(150)
-
-
512
548
4
4
Guinea
 Siguiri - Attr. 85%
157
25
(153)
46
795
(4)
712
1
60
5
Mali
Morila - Attr. 40% 4
12
(3)
(14)
(7)
1,196
11
993
3
1
1
Sadiola - Attr. 41% 4
31
(14)
(32)
(9)
943
8
862
4
6
(3)
Tanzania
 Geita
229
-
(236)
20
938
23
555
12
46
(36)
Non-controlling interests,
exploration and other
(28)
10
1
AUSTRALASIA
255
2
(249)
(2)
1,083
6
775
(4)
66
10
Australia
 Sunrise Dam
107
(5)
(119)
6
1,164
15
977
14
14
(13)
Tropicana - Attr. 70%
148
8
(119)
(10)
946
1
575
(18)
63
24
Exploration and other
(11)
(11)
(1)
AMERICAS
393
1
(395)
16
965
18
622
13
130
(6)
Argentina
 Cerro Vanguardia - Attr. 92.50%
139
2
(122)
16
787
9
491
(10)
64
11
Brazil
 AngloGold Ashanti Mineração
197
5
(191)
18
1,000
20
642
21
61
(5)
Serra Grande
57
(11)
(73)
16
1,304
38
876
50
-
(15)
Non-controlling interests,
exploration and other
(9)
5
3
Total
1,748
-
1,071
18
796
13
OTHER
2
200
2
1
(1,937)
15
313
(128)
Equity accounted investments included above
228
23
12
25
AngloGold Ashanti
(1,709)
14
325
(104)
1
Refer to note C under "Non-GAAP disclosure" for definition
2
Refer to note D under "Non-GAAP disclosure" for definition
3
Variance June 2017 six months on June 2016 six months - increase (decrease).
4
Equity accounted joint ventures.
Rounding of figures may result in computational discrepancies.

Financial and Operating Report
FINANCIAL AND CORPORATE REVIEW
AngloGold Ashanti delivered a solid first half ended 30 June 2017, reflecting a strong and safe operating recovery in the second quarter from the first quarter of the year, particularly at its core South African operations. New safety benchmarks were set, with the company recording three, consecutive fatality-free quarters for the first time in its history. The Company remains on track to meet full-year cost and production guidance provided at the beginning of the year in addition to advancing key brownfield projects that aim to improve mine lives and margins.

AngloGold Ashanti has continued its strategic focus on generating free cash flow on a sustainable basis, while ensuring it maintains appropriate balance sheet flexibility. Having delivered significant achievements in improving its cost structure, balance sheet and portfolio mix, the Company's management will continue to work to strengthen the foundation of the business by unlocking value at its existing assets. The execution of its slate of high- return projects with relatively low capital expenditure and attractive payback periods will become the next source of improved cash flows and portfolio quality enhancements.

“We saw an exceptionally strong operational recovery in the second quarter after a slow start to the year, and we achieved that whilst setting new safety benchmarks across our portfolio,” Chief Executive Officer Srinivasan Venkatakrishnan said. “Our brownfield projects are on budget and on schedule, and we are working diligently to maintain this strong momentum through the rest of the year. We continue to focus on our long-term strategy of improving the underlying quality of our portfolio through investment in high-return projects and removal of loss-
making ounces.”

Production was 1.748Moz at a total cash cost of $796/oz for the six months ended 30 June 2017, compared to 1.745Moz at $706/oz in the first six months of 2016. Notably, total cash costs in the second quarter of the year improved to $781/oz compared to $813/oz in the first quarter, as production over that period rose 11% to 918,000oz, from 830,000oz.

Lower grades and the slow production start to the year from the South African operations were offset by another strong performance from the International operations, with a notable improvement from Siguiri where higher grades helped drive a 25% increase in production.
Iduapriem, Kibali, Tropicana and AGA Mineração also reported solid performances in the first half of the year. The stronger South African rand and Brazilian real continued to weigh on margins, while the planned increase in capital expenditure on the brownfield project portfolio also contributed to the higher AISC. The rand and real were both 14% stronger versus the dollar in the first half of 2017 compared with the first half of last year, while the gold price was only 1% higher.

AISC increased by $160/oz, or 18%, from $911/oz in the six months ended 30 June 2016 to $1,071/oz in the six months ended 30 June
2017. Nonetheless, work is continuing across the portfolio to assess opportunities to reduce and/or prioritise capital spend across the group.

Cash inflow from operating activities decreased by $155m, or 33%, from $476m for the six months ended 30 June 2016 to $321m in the six months ended 30 June 2017, reflecting higher operating costs and negative working capital movements, partially offset by a 1% increase in the gold price and a 2% increase in gold sales.

The free cash outflow for the six months ended 30 June 2017 was $161m ($119m outflow in the first quarter alone), with higher capital expenditure, operating costs, and adverse working capital movements, resulting in a $269m decrease when compared to the six months ended 30 June 2016. The lockup of VAT receivables in certain jurisdictions in Continental Africa continues to present a challenge, hampering free cash flow generation.

Adjusted headline loss of $93m, or 23 cents per share was recorded in the first half of 2017, reflecting the South Africa redundancy provisions of $47m (post-tax) related to potential outcome of the Section 189 process, and an estimated provision in respect of the silicosis class-
action law suit of $46m (post-tax). Excluding the impact of these non-cash provisions, the adjusted headline earnings would have been neutral for the first half. As a consequence of the restructuring of certain of the South African business units, an impairment of $86m (post-
tax) was recorded in earnings for the period. These impairments are non-cash in nature and are included in the calculation of basic earnings, but excluded from the calculation of headline loss and adjusted headline loss for the period.

Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) of $610m during the first half of 2017 decreased by $171m, or 22%, from the $781m recorded during the same period in 2016. The Adjusted EBITDA excludes the impact of the South
African redundancy costs and impairments but includes the impact of the estimated provision in respect of the silicosis class-action law suit of $63m (pre-tax). The ratio of net debt to Adjusted EBITDA at 30 June 2017 was 1.56 times compared with 1.44 times at 30 June 2016.
The current net debt to Adjusted EBITDA ratio falls well below the covenant ratio of 3.5 times which applies under our revolving credit facility agreements (RCFs), highlighting the success of Anglogold Ashanti's continued efforts to maintain financial flexibility.

Net debt rose by 3% to $2.151bn at 30 June 2017, from $2.098bn at the same time last year. Management remains focused on funding the capital investment programme whilst paying down existing RCFs at a steady pace, as the opportunity arises. The balance sheet remains robust, with liquidity comprising $880m available on the $1bn US dollar RCF at 30 June 2017, A$240m undrawn on the A$500m Australian dollar RCF, approximately R1.5bn available from the South African RCF and other facilities and cash and cash equivalents of $164m at
30 June 2017.

Capital expenditure (including equity accounted investments) increased by $136m, from $318m for the six months ended 30 June 2016 to
$454m for the six months ended 30 June 2017. This increase was largely due to increased investment in asset improvements aimed at improving mine lives and cost profiles across the portfolio. The capital expenditure in Continental Africa saw an increase of $80m with higher spend at Geita and Kibali as underground development advances, and at Iduapriem as work continues on the main cutback. In Australia, expenditure at Tropicana doubled to $48m as mine optimisation work, geared to improve the medium- and longer-term profitability of the mine, progressed. It is expected that Group capital expenditure will increase in the second half of the year in line with past trends, whilst remaining within the guided range.

Summary of six months-on-six months operating and cost variations:
Particulars
Six months ended
June 2017
Six months ended
June 2016
Variation
six months vs prior
year six months
Operating review
Gold
Production (kozs) 1,748 1,745 0%
Financial review
Gold price received ($/oz) 1,236 1,222 1%
Total cash costs per unit ($/oz) 796 706 (13%)
Corporate & marketing costs ($m) * 35 29 (21%)
Exploration & evaluation costs ($m) 62 61 (2%)
All-in sustaining costs ($/oz) ** 1,071 911 (18%)
All-in costs ($/oz) ** 1,144 982 (16%)
Adjusted EBITDA ($m) 610 781 (22%)
Cash inflow from operating activities ($m) 321 476 (33%)
Free cash flow ($m) (161) 108 (249%)
Capital expenditure ($m) 454 318 (43%)
* Includes administration and other expenses.
** World Gold Council standard, excludes stockpiles written off.
SAFETY UPDATE
AngloGold Ashanti recorded its third, consecutive fatality-free quarter, a first in the history of the Company. This record includes the South
African ultra-deep mines, which have been fatality-free since 27 July 2016. At 30 June 2017, the South African operations recorded 339 days without a fatal accident, a remarkable milestone given the depth and challenging mining conditions that these operations face.

The South Africa region has now accumulated more than seven million fatality-free shifts, including the Kopanang mine which reached a million fatality-free shifts on 21 July 2017. Moab Khotsong mine achieved 2 million fatality-free shifts and was awarded the 2016 AGA Global
Safety Award for achieving a progressive year-on-year improvement in Lost Time Injury Frequency Rate for three consecutive years, a progressive year-on-year improvement in All Injury Frequency Rate for six consecutive years and sustainable improvements in the implementation of the Safety Management System over the previous two years. As of 30 June 2017, Moab Khotsong achieved 21 consecutive months without a workplace fatality.

This safety performance improvement is a result of a progressive implementation and integration into daily work routines of the group safety strategy. The main areas of the strategy include focus on fatality risks by ensuring every employee understands and manages hazards and associated risks on a continuous basis, that critical controls remain in place with compliance to set work routines, and that there is diligent reporting of high potential incidents, which are addressed whilst making optimal use of technology.

The group's All Injury Frequency Rate (AIFR) for the quarter was 7.52, a 16% improvement from 8.92 in the first quarter of the year. The
AIFR in the South Africa region was 12.56 injuries per million hours worked, improving 14% compared to the first quarter, whilst International operations improved by 15% compared to the first quarter.

Yatela, Geita, Iduapriem, Obuasi, La Colosa, Gramalote, Quebradona and Greenfields Exploration recorded an injury free quarter.

OPERATING HIGHLIGHTS

The South Africa region produced 435,000oz at a total cash cost of $1,092/oz for the six months ended 30 June 2017 compared to
486,000oz at a total cash cost of $809/oz in the same period last year.

The second quarter registered a recovery from a poor first quarter, whereby the poor adherence to mining schedules experienced in the first two months of the year - which resulted in poor face-length availability and limited access to higher-grade areas - were largely remedied.
Notably, in the second quarter, there was a 17% increase in production at Moab Khotsong, a 107% increase in production at Kopanang, and a 22% increase in the production contribution from MWS, in each case, over the first three months of the year. The turnaround at Moab
Khotsong was as a result of production efficiencies, in addition to infrastructure enhancements that led to improved material supply and increased face time. At Kopanang, where improvements were due to the successful implementation of a revised work plan strategy, the mine continues to face systemic challenges of a largely depleted ore reserve, low grades and poor efficiencies linked to the distances of work places from central infrastructure. At MWS, the higher grades reclaimed across the sulphur pay dam and the upgrade to the pump station boosted volumes.

For the six-month period ended 30 June 2017, the region faced various challenges that impacted negatively on volumes mined with lower yields presenting the biggest challenge, dropping by an average of 9% year-on-year. TauTona and Mponeng mined in lower-grade areas as planned, while Kopanang focused on clearing waste tonnes in the shaft ore-pass. AISC for the South African operations for the six months ended 30 June 2017 were $1,259/oz, compared to $958/oz in the same period of 2016. Total cash costs were unfavourably impacted by lower output, stronger local currency against the dollar, inflationary pressures mainly related to labour, consumables and power as well as an unfavourable by-product contribution.

At West Wits, production was 163,000oz at a total cash cost of $1,255/oz for the six months ended 30 June 2017 compared to 214,000oz at a total cash cost of $786/oz in the same period last year. Tau Tona's production was significantly lower following the challenges faced during the first half of the year where fractured ground conditions and inefficiencies were exacerbated by the move into lower-grade areas as the mine life nears its end. The Savuka section continued at lower volumes as available mining ground was reduced following a decision to halt the re-opening up project on 116 level for safety and risk reasons. Additionally, the mine continues to suffer production challenges as this section struggles to recover following the seismic incident that occurred in the second quarter of 2016.

Mponeng's production was lower compared to the same period last year due to changes in the orebody structure resulting in lower tonnes milled, and was also impacted by the planned move from higher grade areas resulting in 11% lower yield year-on-year.

At Vaal River, production was 174,000oz at a total cash cost of $1,003/oz for the six months ended 30 June 2017 compared to 173,000oz at a total cash cost of $843/oz in the same period last year. Moab and Kopanang delivered improved volumes in the second quarter after the slow start to the year. Moab Khotsong's production for the six months ended  30 June 2017 was 3% higher compared to the same period last year despite the production challenges experienced in the first quarter of the year. The turnaround was driven by improved production during the second quarter. Additionally, logistical improvements, which included enhancements on the chair-lift and material transportation, resulted in improved material supply and increased face-time.

Kopanang's production was down for the six months ended 30 June 2017 compared to the same period last year, mainly due to reduced face values resulting from a lower mining mix and dilution from clearing of waste tonnes in the ore-pass. The mine continued to produce gold at AISC of $1,682/oz, well above the gold price.

Surface Operations produced 92,000oz at a total cash cost of $970/oz for the six months ended 30 June 2017, compared to 93,000oz at a total cash cost of $797/oz in the same period last year. The operations were impacted by poor performance from hard rock operations, and constraints in getting material into the Kopanang and West Gold plants in the ore receiving section. Additionally, there was limited mill availability due to plant shut-down for repairs. A number of measures have been identified which will improve the tonnage throughput at this gold plant, including completing mill refurbishments by the end of the year.

Production at MWS was up 9% compared to the same period last year mainly boosted by 11% increase in yield from reclaiming higher-
grade areas across the sulphur pay dam and the recent upgrade to the pump station. MWS was the lowest cost producer for the South
African region during the six months at a total cash cost of $783/oz.

An initiative has commenced to correct the significant fall-off in gold reclaimed which occurred in the first quarter of 2017 through the two circuits servicing the flotation plant. It is anticipated that the flotation and uranium circuits will be recommissioned during the third quarter of
2018.

The Continental Africa region produced 665,000oz at a total cash cost of $721/oz for the six months ended 30 June 2017 compared to
620,000oz at a total cash cost of $690/oz in the same period last year. Production increased by 7%, mainly driven by stronger performances from Siguiri and Iduapriem, which benefited from improved grade, whilst Kibali recovered from the prior year setback when production and costs suffered during the test commissioning of the sulphide circuit. Continental Africa's AISC for the six months ended 30 June 2017 was
$966/oz, compared to $848/oz in the same period of 2016, driven largely by the 91% increase in sustaining capital expenditure, from $78m to $149m.

In the Democratic Republic of the Congo,
30 June 2017 compared to 114,000oz at a total cash cost of $802/oz in the same period last year. Production was 11% higher than the same period last year. Total cash costs increased on the same period last year mainly due to higher strip ratios in the Pakaka and
Komobokolo pits, 14% higher milled tonnes and a slightly lower grade. This was partly offset by a significant improvement is ore recovery to 83% due to the additional fine grinding capacity and improved management of the various ore types. Power costs were also higher due to a very low rainfall period resulting in a reduction in hydropower availability. AISC were higher due to sustaining capital expenditure associated with off-shaft development, additional fine grinding and CIP capacity, and capitalised stripping.

In Ghana, Iduapriem's production was 107,000oz at a total cost of $847/oz for the six months ended 30 June 2017 compared to
99,000oz at a total cash cost of $931/oz in the same period last year. Production increased 8% as a result of higher recovered grades from the base of the Ajopa pit, partly offset by a decrease in tonnages treated. Total cash costs decreased by 9% mainly due to the increased production, also assisted by lower fuel and power prices as the mine benefited from a reduction in regulated fuel levies. Obuasi remained on the care and maintenance phase while future operational options for the mine are being evaluated.

In Guinea, Siguiri's production was 157,000oz at a total csh cost of $712/oz for the six months ended 30 June 2017 compared to 126,000oz at a total cash cost of $706/oz in the same period last year. The 25% increase in production was driven by increased recovered grade as the mine accessed the Seguelen pit, though the cost benefit was partially offset by the longer haulage distance. Further, costs in the six months ended 30 June 2016 reflected a once-off benefit for a favourable settlement of historical rate adjustment claims with the previous mining contractor.

In Mali, Morila's production was 12,000oz at a total cash cost of $993/oz for the six months ended 30 June 2017 compared to 13,000oz at a total cash cost of $965/oz in the same period last year. Production from processing lower-grade tailings storage material continued during the quarter, partly boosted by an increase in tonnes treated due to the relatively soft ore material. Total cash costs consequently increased as a result of lower-grade throughput.

At Sadiola, production was 31,000oz at a total cash cost of $862/oz for the six months ended 30 June 2017 compared to 36,000oz at a total cash cost of $826/oz in the same period last year. Production decreased as the limited operational flexibility in the depleting oxide material continued with a negative impact on recovered grade, partly offset by an increase in tonnes treated. Total cash costs increased due to the lower production.

In Tanzania Geita's produnction was maintained at 229,00oz at a  total cash cost of $555/oz for the six months ended 30 June 2017 compared to 229,000oz at a total cash cost of $496/oz in the same period last year. Production was in line with planned decrease in tonnage throughput, offset by an increase in recovered grade. Total cash costs increased primarily due to higher fuel prices, higher mining and processing cost per tonne compared to the previous period.

The Americas produced 393,000oz at a total cash cost of $622/oz for the six months ended 30 June 2017 compared to 388,000oz at a total cash cost of $549/oz in the same period last year. Production was boosted by strong performances by Cerro Vanguardia and AGA
Mineração, both of which had plant improvements. AISC for the six months ended 30 June 2017 were $965/oz, compared to $816/oz in the same period a year ago. The cost increase is attributable to lower grade and an unfavourable exchange rate.

In Brazil, production was 254,000oz at a total cash cost of $694/oz for the six months ended 30 June 2017 compared to 252,000oz at a total cash cost of $545/oz in the same period last year.

At AngloGold Ashanti Mineração, production was 197,000oz at a total cash cost of $642/oz for the six months ended 30 June 2017 compared to 188,000oz at a total cash cost of $531/oz in the same period last year. Production increased by 5% as a result of higher underground tonnages mined, coupled with improved plant performance at the Córrego do Sítio complex. Total cash costs were higher compared to same period last year mainly due to the exchange rate impact from a stronger Real against the dollar and inflationary impact, in addition to higher heap leach costs.

At Serra Grande, production was 57,000oz at a total cash cost of $876/oz for the six months ended 30 June 2017, compared to 64,000oz at a total cash cost of $584/oz in the same period last year. Production was affected by lower recovered grade as a result of a revised production plan, partially offset by higher tonnage treated. The mine also faced cracking at the underground section of the mine which necessitated a change in the sequencing at the rock face. Total cash costs were higher because of lower production, exchange rate impact from a stronger Real against the dollar and higher operating costs.

In Argentina, Cerro Vanguardia produced 139,000oz at a total cash cost of $491/oz for the six months ended 30 June 2017 compared to
136,000oz at a total cash cost of $543/oz in the same period last year. Production increased mainly due to higher tonnes treated driven by operational and metallurgical improvements at the plant together with higher grades resulting from the flexibility of the mining model.

Total cash costs were lower mainly as a result of a favourable stockpile movement due to higher volume of stockpile inventory derived from higher tonnes mined. Costs also benefited from higher by-product volumes and the favourable exchange rate. These positive effects were partially offset by an end to the Patagonia ports rebate programme, which ended in December 2016.

In Australia production was 255,000oz at a total cash cost of $775/oz for the six months ended 30 June 2017, compared to 251,000oz at a total cash cost of $806/oz in the same period last year. Production was slightly higher due to an increase in gold output at Tropicana, which more than offset a 5% drop in production at Sunrise Dam. The higher production at Tropicana also contributed to lower total cash costs for the Australia Region for the period.

At Sunrise Dam, production was 107,000oz at a total cash cost of $977/oz compared to 113,000oz at a total cash cost of $858/oz in the same period last year. Slightly lower mill throughput and a 5% lower mill-feed grade of 2.08 g/t were partially offset by a marginal increase in metallurgical recovery. The lower head grade was in part due to a negative variance in mined grades in the Astro orebody. Astro is a minor contributor to future production. A plan is in place to accelerate development and grade control drilling in the Vogue and Cosmo work areas to lift the mined grade. Total cash costs were higher due to lower gold production and higher underground mining costs, with a 17%
increase in ore tonnes mined compared to the six months ended 30 June 2016. The EPC contract for construction of the Recovery
Enhancement Project was executed during the six months ended 30 June 2017.

At Tropicana (70%) production was 148,000 oz at a total cash cost of $575/oz compared to 137,000oz at $704/oz in the same period last year. The higher production was due to a 12% increase in mill throughput following completion of the processing plant optimisation and expansion project late in 2016. The increase in production contributed to lower total cash costs. Work continued during the six months ended
30 June 2017 on the Long Island Study, which is investigating cutback options to the Boston Shaker, Havana and Havana South open pits utilising short-haul open pit options. These include using the completed Tropicana pit as a void into which waste will be backfilled, reducing waste haulage costs. The study is expected to be completed in the fourth quarter of 2017.

CORPORATE UPDATE

Section 189

On 28 June AngloGold Ashanti announced the decision to restructure its South African operations to ensure the future viability of the balance of its South African business. The company took the difficult decision to begin a consultation process with employees in terms of section
189 and 189A of the Labour Relations Act, with respect to restructuring certain of its South African business units. This follows a review of the options to safely turn around the performance of these loss-making operations.

Some of our older mines in the South African region have reached the end of their economic lives, several decades after they started production. These mines face systemic challenges, including near-depletion of ore reserves, increasing depth and distance from central infrastructure, declining production profiles, and cost escalations that have continued to outpace both inflation and the gold price.

The cost performance of certain operations, notably TauTona and Kopanang, has been a clear demonstration of these challenges, with all-
in costs in the first-half of this year of $1,858/oz and $1,682/oz respectively. This compared with an average gold price over that period of
$1,236/oz. Both mines also sustained significant operating losses in 2016.

This consultation process has commenced with the organised labour groups, facilitated by the Council for Conciliation, Mediation and
Arbitration (CCMA). The consultations are aimed at safely returning the South African business to profitability, whilst mitigating job losses.
While AngloGold Ashanti will make efforts to limit the impact on employment, this restructuring contemplates some 8,500 roles across
For the full release see:
http://www.anglogoldashanti.com/en/Media/news/Pages/20170628_AGARestructureSAOps.aspx
Accounting provision on Silicosis

On 1 August 2017, AngloGold Ashanti announced that it had raised an accounting provision in respect of the potential settlement of the silicosis class action claims and related costs, as a result of the progress made by the Gold Working Group (GWG) on Occupational Lung
Disease (OLD) since 31 December 2016 on a variety of issues. For more information, refer to Note 5 - Special Items in the condensed consolidated financial statements. The GWG includes AngloGold Ashanti, Anglo American South Africa, Gold Field, Harmony Gold Mining
Company and Sibanye Gold and was formed in November 2014 to address issues relating to compensation for OLD in the gold mining industry in South Africa. African Rainbow Minerals have subsequently joined the working group.

Passage of New Legislation in Tanzania

AngloGold Ashanti noted the enactment by the Republic of Tanzania's Parliment and publication in the Country's offical Government
Gazette of the Natural Wealth and Resources (Permanent Sovereignty) Act, No 5 of 2017, the Natural Wealth and Resources Contracts
(Review and Re-Negotiation of Unconscionable Terms) Act, No 6 of 2017 and the Written Laws (Miscellaneous Amendments) Act, No 7 of
2017.

Anglogold Ashanti's indirect subsidiaries, Samax Resources Limited and Geita Gold Mining Limited (the Subsidiaries) are parties to a Mine
Development Agreement (MDA) in relation to the development and operation of the Geita gold mine in Tanzania (Geita Mine), which governs the relationship between the Subsidiaries and the Government of Tanzania (GoT) in relation to Geita Mine. The MDA was instrumental in the decision to make the significant investment in the development of Geita Mine, at a time of significantly lower gold prices and when
Tanzania was an untested jurisdiction for new mine development.

The three pieces of new legislation in question purport to make a number of changes to the operating environment for Tanzania's extractive industries, including those in its mining, and oil and gas sectors. These changes include, among others: the right for the Government of
Tanzania (GoT) to renegotiate existing MDAs at its discretion; the provision to the GoT of a non-dilutable, free-carried interest of no less than 16% in all mining projects; the right for the Government to acquire up to 50% of any mining asset commensurate with the value of tax benefits provided to the owner of that asset by the GoT; removal of the refund of input VAT incurred; an increase in the rate of revenue royalties from 4% to 6%; requirements for local beneficiation and procurement; and constraints on the operation of off-shore bank accounts.

Anglogold Ashanti's subsidiaries are seeking a constructive dialogue with the GoT, and its agencies, to gain assurances that Geita Mine will not be affected by these legal and fiscal changes. On 13 July, AngloGold Ashanti announced that its subsidiaries in Tanzania made a decision to take the precautionary step of safeguarding their interests under the Mine Development Agreement (MDA), by commencing arbitration proceedings under the rules of the United Nations Commission on International Trade Law, as provided for in the MDA.
For the full release see:
http://www.anglogoldashanti.com/en/Media/news/Pages/20170713_Geita.aspx
Despite the dispute over the legal basis for the increased royalty rate, from 4% to 6%, and the imposition of 1% clearing fee for the export of gold, Tanzanian officials have insisted upon receipts for such payments as a condition of the release of exports. Whilst our subsidiaries in Tanzania do not accept that they are bound to pay either new levy, these are being paid under protest to ensure continued processing of export shipments.

In addition to the abovementioned legislation, the Government amended the Minimum (Mining Shareholding and Public Offering)
Regulations on 24 February 2017, by publishing the Mining (Minimum Shareholding and Public Offering) (Amendment) Regulations, 2017
(as revised, the Mandatory Listing Regulations). This requires companies with a Special Mining Licence (SML) to float 30% of their total issued shares on the Dar es Salaam Stock Exchange in Tanzania by 24 August 2017. The regulations contemplate the possibility that a company may proceed with a listing and fail to secure the minimum local shareholding. In such circumstances the Minister of Energy and
Minerals may at the request of the company and on the recommendation of the Capital Markets and Securities Authority grant a waiver to the minimum local shareholding requirement.

The Subsidiaries's position is that the Mandatory Listing Regulations ought not apply to them for a number of legal and practical reasons, including being inconsistent with the provisions of the MDA. The Subsidiaries are in ongoing engagement with all levels of Government.

OBUASI UPDATE

On 8 April 2016, AngloGold (Ghana) Limited (AGAG) filed a request for arbitration against the Republic of Ghana (GoG). AGAG filed this request with the International Centre for Settlement of Investment Disputes (ICSID), an international arbitration institution headquartered in
Washington, D.C., which facilitates dispute resolution between international investors and host states. AGAG is seeking relief from GoG for breaching the provisions of its Mining Lease by failing to restore law and order on its Mining Lease after the incursion of illegal miners. These actions prevented AGAG from peaceful enjoyment of the areas covered under its Mining Lease. GoG may raise counterclaims against
AGAG in response to AGA's request for arbitration.

UPDATE ON CAPITAL PROJECTS

Kibali

All four new Ultra Fine Grind mills and the pump-cell circuit have been commissioned and are now in operation. The second hydropower plant at Amburau was commissioned in the first quarter taking hydropower capacity to 32MW. The third hydropower plant at Azambi remains on schedule with first power expected in the second quarter of 2018.

The underground declines completed 2.5km of capital development, while the shaft material handling system progressed according to plan during the quarter; commissioning is scheduled to begin in the third quarter. First ore from underground via the shaft is now scheduled for the last quarter of the year.

The Gorumbwa resettlement programme is progressing on schedule, with the first phase of housing and community infrastructure already handed over. A regional development plan, including health, education and infrastructure was also agreed with the Provincial Governor, which will be rolled out in partnership with the state to improve living standards in the area.

Mponeng Phase 1 and 2

The Mponeng Phase 1 project infrastructure construction continued ahead of schedule. The commissioning of the MC3 conveyor belt was completed during the second quarter. This is the main conveyor which is a component of the ore handling system that transfers onto existing
MC2 conveyor. The MC3 will transport the reef and waste from the lower production level - the 126 level - in the decline. Prior to the MC3 conveyor belt, the rock was transported by dump truck up to 123 level. The remainder of the project milestones pertaining to the construction of ore handling infrastructure, as well as the water handling infrastructure, reef pass from 123 level, ventilation pass and secondary support, remain ahead of schedule and are anticipated to be completed during the third quarter of 2017.

The ramp-up of ore reserve development on the eastern side of 126L has hit challenging ground conditions, requiring rehabilitation that has delayed the ore reserve development schedule. The ramp-up on the western side, however, has continued according to schedule. Production ramp-up from 126L is anticipated in early 2018.

The feasibility study for the life of mine extension project continues with an anticipated completion and Board ratification date set for Quarter
3 2018. Due to current capital constraints, the early work associated with the life of mine extension project (inclusive of the original Phase
2 early works) has been deferred and will continue upon project approval being granted post the completion of the feasibility study.

Siguiri Combination Plant

The project remains on schedule. All major goods and services required for the project have been sourced and contracted, and are in the process of mobilisation and establishment in accordance with the project delivery timelines.

During the second quarter, the major contracts for the power plant construction, EPCM Services and Civil construction works were adjudicated and awarded. The establishment of the on-site construction camp has also been completed.

The main mechanical contract has been adjudicated and will be awarded in the third quarter of 2017.

Sadiola Sulphide Project

At this time there has been no change in the status of the Sadiola Sulphide Project. Discussions with the Government of Mali continue. A decision to move forward will be contingent upon the Government's renewal of the construction and operating permits, the power agreement and fiscal terms related to the Project. In parallel, a review of the current life-of-mine plan is being undertaken.

GREENFIELDS

Greenfields exploration activities were undertaken in Australia, Colombia, Brazil, Argentina, USA, and Tanzania during the first half of the year. Greenfields exploration completed 21,502m of drilling globally during the six months ended 30 June 2017, with total expenditure amounting to $14m.

In Australia, exploration activity was focussed on the Butcher Well and Lake Carey farm-in (AngloGold Ashanti earning 70%), within the
Laverton district. The RC and diamond drilling at Butcher Well was completed in early June. In first half of the year, 24 RC/diamond holes were completed for 9,962m. The steeply west-dipping Enigmatic zone extends down-dip to a vertical depth beyond 400m. Intercepts of 5m
@ 4.15g/t Au from 322m in BWD022 and 17m @ 7.79g/t Au from 375 m in BWD023* define a thicker and higher-grade shoot within the zone. These holes confirm the intersection of drill hole BWD013, which returned 20.7m @ 6.06g/t Au from 351m. A new mineralised zone has been identified 200m East of the Southern part of the Enigmatic pit. Hole BWD018 intersected 14m @ 6.15g/t Au from 394m, 10m @

5.05g/t Au from 459m and 12m @ 4.08g/t Au from 475m, and hole BWD026 intersected 4m @ 5.90g/t Au from 300m. Hole BWD020 drilled
300m to the South intersected 8m at 5.4g/t Au from 342m. This discovery is named the Old Camp zone with these intersections open both laterally and vertically.

The Mt Minnie aircore drilling programme started early in June. The Mt Minnie structure extends for 10km in a north-south orientation and forms the northern extension of the Butcher well system. A total of 107 holes were drilled in the second quarter for 6,433m. A ground gravity programme of approximately 15,000 stations at 100m spacing has been completed over the western part of the Butcher well district. At the
Oak Dam project, within the Tropicana belt (Tropicana JV with 70% AngloGold Ashanti), geochemical sampling, using vacuum drilling, started in early June. A total of 768 holes have been completed, the remaining 1,400 holes should be completed by end of the third quarter.
Assay results are pending.

In the United States of America, a reconnaissance rotosonic drill programme was completed at the Celina Project in Minnesota (100%
AngloGold Ashanti) with 29 holes drilled for 1,034m. Early in the first quarter, a regional magnetic airborne survey was also completed in
Minnesota at 17,687km, with 50,697km in total. An option to earn 100% of the Silicon Project in Nevada was signed with Renaissance Gold.
AngloGold Ashanti will have a 3-year option to acquire 100% of the property for a total consideration of $3m cash in staged payments and a 2.5% NSR. Geological mapping and sampling were completed.

In Colombia at Nuevo Guintar (100% AngloGold Ashanti) activities are focused at reaching a decision point. Soil sampling, ground magnetic and IP programmes were completed and a 1200m diamond drilling programme initiated in June with 553m completed. The principle target is a 500m by 300m gold and multi-element soil geochemistry anomaly with an epithermal signature.

In Brazil, work concentrated on the Tromai Project which covers a large ~2,000km2 highly prospective tenement package (AngloGold
Ashanti earning 70% from Trek Mining). Diamond and RC drilling was initiated (1,573m DD and 2,207m RC in the second quarter) over known structures associated with artisanal mining and soil geochemistry. The aeromagnetic and radiometric data (38,000 line km) collected in last quarter of 2016 and the first quarter in 2017 was processed and final products delivered. Geochemistry results from the first batch of drill core were received with minor anomalous results so far. With significant areas of the land package covered by recent sediments, soil or laterite, the objective is to use the geophysics to delimit well defined high priority exploration corridors within the large land package for more detailed drill target definition and drill testing in the second half of the year.

In Argentina early stage Greenfields generative exploration programmes progressed.

Also refer to the Press Release issued on 13 July 2017 on:
http://www.anglogoldashanti.com/en/Media/news/Pages/20170711_AGAA_ButcherWells.aspx.
BROWNFIELDS

During the first half of 2017, Brownfields exploration activities were undertaken across the globe. Brownfields exploration completed
261,185m of drilling for a total expenditure for the first half of $27m (capitalised) and $34m (expensed).

South Africa: Mineral Resource conversion drilling from surface continued at Mponeng. Both UD 58A and UD 60 were completed and the drill sites have been rehabilitated and signed off. The contracts for the new holes UD 61 and UD 63 are pending signature.

Tanzania: Exploration drilling activities included Mineral Resource conversion drilling at Nyankanga Block 5, Star & Comet Cuts 2 & 3
Underground and Geita Hill East, Mineral Resource delineation drilling at Matandani, Nyankanga Block 5 underground, 3D Seismic Target
5 and Star & Comet Cut 2 NW, and infill and underground drilling at Star & Comet (Cut 2 and 3). During the six months ended
30 June 2017, 143 drillholes totalling 23,299m were completed for the combined surface and underground exploration drilling programmes.
Underground drilling at Geita continues to confirm the continuity of the ore zones at both Star & Comet Cut 2 and Cut 3, with encouraging intersections also returned from the down-plunge extension of the Cut 2 orebody to the northwest. At Nyankanga, drilling was completed from surface and underground into the Block 5 orebody with several significant intersections reported.

Guinea: A total of 21,811m was drilled. Infill drilling took place at Seguelen PB2, Kami, Tubani, and Silakoro, and reconnaissance drilling at Silakoro NE, Kolenda South (Ellis Park) and John Deer.

Preliminary interpretation of the airborne magnetic and radiometric geophysical survey over portions of Block 1 and Block 2 and the Saraya
West license was completed. Target generation and evaluation of Block 1, the Corridor Blocks and TSF Exploration Licences was carried out. A soil sampling programme to cover an untested area in the northwest of Block1 was initiated and is nearing completion.

Ghana: Exploration at Iduapriem was focused on drilling at Block 1W/ Nueng, Block 4S and Mile 5. A total of 6,039m drilling was completed
(4,840m DD and 1,199m RC). The results of the lease-scale geochemical soil sampling programme continue to be assessed.

Democratic Republic of the Congo: During the six months ended 30 June 2017, exploration drilling and trenching took place at
Kombokolo-Rhino-Agbarabo, Sessenge-Sessenge Southwest, Aerodrome-Pamao-Megi, KCD-Kombokolo and Ikamva. Drilling from surface and underground has shown potential for extensions of current underground reserves on the 3000 and 9000 up-plunge lodes.

Republic of Mali - RC drilling (2,460 m) was completed at Tambali West and Dogofile and DD (761 m) was completed at Tambali North,
SSP North and FN bc. In addition, a total of 1,195m of DD was conducted at FE3 and FE4 as part of the SSP to investigate the potential of the main shear below the pits that are earmarked for in-pit tailings disposal. A total of 1,351m of sterilisation drilling was conducted at FE4 to assess the suitability for in-pit tailings deposition for SSP.

In Argentina, drilling started at Cerro Vanguardia for the year. Most of the drilling meters were focused on extensions of ore zones and new targets. During the six months ended 30 June 2017, 4,370m were drilled in total within the Cerro Vanguardia tenements. The Claudia
JV earn-in was concluded ahead of the one year anniversary. Other work was completed to support target generation included trenching and channel sampling programmes to refine drill targeting.

In Brazil, exploration continued at the Cuiaba, Lamego and Córrego do Sítio (CdS) production centers for AGABM with 47,115m drilled during first half of the year from the combined surface and underground drilling programmes. Targets included ore body extension at Cuiaba and CdS. Follow up infill drilling to support mine planning and Mineral Resource conversion was also completed.

At Serra Grande, 23,943m were drilled as part of the exploration and Mineral Resource conversion programmes. Drilling target generation activities included mapping and soil sampling programmes.

In Colombia, the Gramalote JV completed 3,816m of drilling in total. Part of the programme was designed to support site and infrastructure investigations. The saprolite infill drilling programme was completed to better define the thickness and gold mineralisation in the horizon.
Drilling continued on targets within the JV regional tenements outside the main resource area. Work to update and refine the geological model progressed in the first half to support the pre-feasibility study and remains on track for completion by the end of 2017.

The Quebradona JV programme continued a drilling programme to support pre-feasibility study site investigation geotechnical and hydrology data collection. A total of 2,132m were drilled. All drilling has been concluded at this stage of the programme.

In Australia, at Sunrise Dam drilling targeted Vogue Deeps, north extensions to Cosmo and Cosmo East, Hammerhead and down dip extensions to Cosmo, Cosmo East and Dolly. Some of the holes drilled to target Vogue Deeps and Cosmo East down dip are within close proximity to Carey Shear zone, therefore some of these holes have been designed to pass through the shear and into the footwall. A total of 43,002m were drilled.

At Tropicana, during the period exploration drilling consisted of reverse circulation (RC), diamond core (DDH) and aircore (AC) drilling, for a total of 41,412m drilled. RC (19,807m) and DDH drilling (2,872m) programmes targeted Sanpan, Zebra, New Zebra, Hat-Trick, Springbok and Southern Mining Lease (ML) in first quarter and Angel Eyes, Beetlejuice, Crouching Tiger, Kamikaze, Little Wing, Springbok and Zebra
in the second quarter.

For more details on work done during the half year, see the Exploration Update document on the company website:

www.anglogoldashanti.com.
MINERAL RESERVES AND RESOURCES STATEMENT

There have been no material changes as yet to the Mineral Resource and Ore Reserve estimates as disclosed in the 2016 Ore Reserve and Mineral Resource report. The process of estimating Mineral Resource and Ore Reserves is ongoing and only due for completion at the end of the year. However, the recently announced changes to the South African operations and the Paramo declaration in Colombia may well result in material changes. The impact of these is still being assessed.

OUTLOOK FOR THE FULL YEAR 2017
Guidance Notes
Production (000oz) 3,600 3,750
- Obuasi in limited operations phase with no
production anticipated in 2017. No provision for
any unforeseen operational disruptions, power-
related stoppages, or changes to asset portfolio
and/or operating mines.
- Note that there is, as always, a strong negative
impact expected in the first half of the year given
the slow start-up in SA following the holiday
break, and interruptions around the Easter
break.
Costs
All-in sustaining costs ($/oz) 1,050 1,100
Assumptions: ZAR13.20/$, $/A$0.77,
BRL3.20/$, AP16.75/$; Brent $48/bl
Total cash costs ($/oz) 750 800
Overheads
Corporate costs ($m) 75 85
Inflation and retention of critical skills and skills
development
Expensed exploration and study costs ($m) 150 170 Including equity accounted joint ventures
Capex
Total ($m) 950 1,050
Sustaining capex ($m) 830 900
Stay-in-business, ore-reserve development and
asset integrity. Increase in sustaining capex at
Geita, Mineração and Sunrise Dam
Non-sustaining capex ($m) 120 - 150
Includes project capital for projects at Siguiri,
Kibali, Sadiola and Mponeng
Depreciation and Amortisation ($m) 820
Depreciation and amortisation included in equity accounted earnings
($m)
135 Earnings of associates and joint ventures
Interest and finance costs ($m) income statement 140
Interest and finance costs ($m) cash flow 135 Affected by timing of coupon payments
Other operating expenses ($m) 85
Primarily includes the costs of care and
maintenance relating to Obuasi
Production, overhead and cost estimates assume neither labour interruptions or power disruptions, nor changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Please refer to the Risk Factor sction in Anglogold Ashanti's annual report on Form 20-F for the year ended
31 December 2016, filed with the United States Securities and Exchange Commission.

Independent auditor's review report on the condensed consolidated financial statements for the six months ended 30 June 2017 to the shareholders of AngloGold Ashanti Limited
We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited (the company) contained in the accompanying interim report on pages 12 to 30, which comprise the accompanying condensed consolidated statement of financial position as at 30 June 2017, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the six months then ended, and selected explanatory notes.
Directors’ responsibility for the condensed consolidated financial statements
The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards
Board (IASB), the SAICA Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Reporting
Pronouncements as issued by the Financial Reporting Standards Council, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s responsibility
Our responsibility is to express a conclusion on these interim financial statements based on our review. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the
Independent Auditor of the Entity. This standard requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.
A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical procedures and evaluating the evidence obtained.
The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of the company for the six months ended 30 June 2017 do not present fairly, in all material respects, in accordance with
International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the IASB, the SAICA Financial Reporting
Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting
Standards Council and the requirements of the Companies Act of South Africa.
Ernst & Young Inc.
Director - Ernest Adriaan Lodewyk Botha
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road, Sandton
Johannesburg, South Africa
17 August 2017

EY
102 Rivonia Road
Sandton
Private Bag X14
Sandton
2146
Ernst & Young Incorporated
Co. Reg. No. 2005/002308/21
Tel: +27 (0) 11 772 3000
Fax: +27 (0) 11 772 4000
Docex 123 Randburg
ey.com

GROUP - INCOME STATEMENT

Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million
Notes
Reviewed
Reviewed Audited
Revenue
2
2,128
2,041 4,254
Gold income 2
2,032
1,960 4,085
Cost of sales 3
(1,709)
(1,501) (3,263)
Gain (loss) on non-hedge derivatives and other commodity contracts
2
(30) 19
Gross profit
325
429 841
Corporate administration, marketing and other expenses
(35)
(29) (61)
Exploration and evaluation costs
(62)
(61) (133)
Other operating expenses 4
(40)
(46) (110)
Special items 5
(253)
(6) (42)
Operating (loss) profit
(65)
287 495
Interest income 2
8
11 22
Exchange losses
(4)
(83) (88)
Finance costs and unwinding of obligations 6
(83)
(97) (180)
Fair value adjustment on issued bonds
-
(25) 9
Share of associates and joint ventures' (loss) profit 7
(9)
19 11
(Loss) profit before taxation
(153)
112 269
Taxation 8
(12)
(51) (189)
(Loss) profit after taxation
(165)
61 80
Allocated as follows:
Equity shareholders
(176)
52 63
Non-controlling interests
11
9 17
(165)
61 80
Basic (loss) profit per ordinary share (cents) (1)
(43)
13 15
Diluted (loss) profit per ordinary share (cents)(2)
(43)
13 15
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Calculated on the diluted weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
The financial statements for the six months ended 30 June 2017 have been prepared by the corporate accounting staff of AngloGold Ashanti
Limited headed by Ms Meroonisha Kerber (CA (SA)), the Group's Senior Vice President: Finance. This process was supervised by Ms
Kandimathie Christine Ramon (CA (SA)), the Group's Chief Financial Officer and Mr Srinivasan Venkatakrishnan (BCom; ACA (ICAI)), the
Group's Chief Executive Officer. The financial statements for the six months ended 30 June 2017 were reviewed, but not audited, by the
Group's statutory auditors, Ernst & Young Inc.

   GROUP - STATEMENT OF COMPREHENSIVE INCOME

Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million
Reviewed
Reviewed Audited
(Loss) profit for the period
(165)
61 80
Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations
83
122 180
Net gain on available-for-sale financial assets
3
27 13
Release on impairment of available-for-sale financial assets
1
- -
Release on disposal of available-for-sale financial assets
-
(1) (2)
Deferred taxation thereon
2
(6) (2)
6
20 9
Items that will not be reclassified subsequently to profit or loss:
Actuarial loss recognised
-
(5) (2)
Deferred taxation thereon
-
1 -
-
(4) (2)
Other comprehensive income for the period, net of tax
89
138 187
Total comprehensive (loss) income for the period, net of tax
(76)
199 267
Allocated as follows:
Equity shareholders
(87)
190 250
Non-controlling interests
11
9 17
(76)
199 267
Rounding of figures may result in computational discrepancies.

GROUP - STATEMENT OF FINANCIAL POSITION
As at
As at As at
Jun
Jun Dec
2017
2016 2016
US Dollar million
Note
Reviewed
Reviewed Audited
ASSETS
Non-current assets
Tangible assets
4,105
4,072 4,111
Intangible assets
150
151 145
Investments in associates and joint ventures
1,464
1,489 1,448
Other investments
139
128 125
Inventories
87
94 84
Trade, other receivables and other assets
35
22 34
Derivatives
-
1 -
Deferred taxation
5
21 4
Cash restricted for use
37
34 36
Other non-current assets
-
15 -
6,022
6,027 5,987
Current assets
Other investments
7
3 5
Inventories
681
671 672
Trade, other receivables and other assets
287
240 255
Cash restricted for use
19
22 19
Cash and cash equivalents
164
470 215
1,158
1,406 1,166
Total assets
7,180
7,433 7,153
EQUITY AND LIABILITIES
Share capital and premium
11
7,124
7,103 7,108
Accumulated losses and other reserves
(4,522)
(4,473) (4,393)
Shareholders' equity
2,602
2,630 2,715
Non-controlling interests
31
40 39
Total equity
2,633
2,670 2,754
Non-current liabilities
Borrowings
2,312
2,046 2,144
Environmental rehabilitation and other provisions
944
923 877
Provision for pension and post-retirement benefits
125
112 118
Trade, other payables and deferred income
7
6 4
Deferred taxation
423
494 496
3,811
3,581 3,639
Current liabilities
Borrowings
54
608 34
Trade, other payables, deferred income and provisions
628
508 615
Taxation
54
66 111
736
1,182 760
Total liabilities
4,547
4,763 4,399
Total equity and liabilities
7,180
7,433 7,153
Rounding of figures may result in computational discrepancies.

GROUP - STATEMENT OF CASH FLOWS
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million
Reviewed
Reviewed Audited
Cash flows from operating activities
Receipts from customers
2,101
2,003 4,231
Payments to suppliers and employees
(1,684)
(1,405) (2,929)
Cash generated from operations
417
598 1,302
Dividends received from joint ventures
-
5 37
Taxation refund
11
3 12
Taxation paid
(107)
(130) (165)
Net cash inflow from operating activities
321
476 1,186
Cash flows from investing activities
Capital expenditure
(390)
(277) (706)
Expenditure on intangible assets
(1)
(2) (5)
Proceeds from disposal of tangible assets
2
2 4
Other investments acquired
(54)
(41) (73)
Proceeds from disposal of other investments
46
33 61
Investments in associates and joint ventures
(20)
(3) (11)
Proceeds from disposal of associate
-
- 10
Loans advanced to associates and joint ventures
(3)
(3) (4)
Decrease in cash restricted for use
-
5 8
Interest received
8
9 14
Net cash outflow from investing activities
(412)
(277) (702)
Cash flows from financing activities
Proceeds from borrowings
331
201 787
Repayment of borrowings
(167)
(329) (1,333)
Finance costs paid
(67)
(84) (172)
Bond settlement premium, RCF and bond transaction costs
-
- (30)
Dividends paid
(58)
(6) (15)
Net cash inflow (outflow) from financing activities
39
(218) (763)
Net decrease in cash and cash equivalents
(52)
(19) (279)
Translation
1
5 10
Cash and cash equivalents at beginning of period
215
484 484
Cash and cash equivalents at end of period
164
470 215
Cash generated from operations
(Loss) profit before taxation
(153)
112 269
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
(2)
30 (19)
Amortisation of tangible assets
389
349 789
Finance costs and unwinding of obligations
83
97 180
Environmental, rehabilitation and other expenditure
(21)
2 (13)
Special items
246
5 44
Amortisation of intangible assets
3
14 20
Fair value adjustment on issued bonds
-
25 (9)
Interest income
(8)
(11) (22)
Share of associates and joint ventures' loss (profit)
9
(19) (11)
Other non-cash movements
36
97 150
Movements in working capital
(165)
(103) (76)
417
598 1,302
Movements in working capital:
Increase in inventories
(22)
(33) (48)
Increase in trade and other receivables
(95)
(50) (131)
(Decrease) increase in trade, other payables and deferred income
(48)
(20) 103
(165)
(103) (76)
Rounding of figures may result in computational discrepancies.

GROUP - STATEMENT OF CHANGES IN EQUITY
Equity holders of the parent
Share
capital and
premium
Other
capital
reserves
Accumulated
losses
Cash flow
hedge
reserve
Available-
for-sale
reserve
Actuarial
(losses)
gains
Foreign
currency
translation
reserve
Non-
controlling
interests
Total
equity
US Dollar million
Total
Balance at 31 December 2015
7,066 117 (3,174) (1) 7 (19) (1,566) 2,430 37 2,467
Profit for the period 52 52 9 61
Other comprehensive income
(loss)
(1)
20 (4) 122 138 138
Total comprehensive income
(loss)
- - 52 - 20 (4) 122 190 9 199
Shares issued 37 37 37
Share-based payment for share
awards net of exercised
(27) (27) (27)
Dividends of subsidiaries - (6) (6)
Translation 3 (3) 1 (1) - -
Balance at 30 June 2016
7,103 93 (3,125) (1) 28 (24) (1,444) 2,630 40 2,670
Balance at 31 December 2016
7,108
117
(3,119)
(1)
17
(21)
(1,386)
2,715
39
2,754
(Loss) profit for the period
(176)
(176)
11
(165)
Other comprehensive income
6
83
89
89
Total comprehensive (loss)
income
-
-
(176)
-
6
-
83
(87)
11
(76)
Shares issued
16
16
16
Share-based payment for share
awards net of exercised
(3)
(3)
(3)
Dividends paid
(39)
(39)
(39)
Dividends of subsidiaries
-
(19)
(19)
Translation
4
(4)
1
(1)
-
-
Balance at 30 June 2017
7,124
118
(3,338)
(1)
24
(22)
(1,303)
2,602
31
2,633
(1)
Foreign currency translation reserve includes an exchange difference of $60m reclassified on the repayment of a loan which was designated as part of the investment in subsidiary.
Rounding of figures may result in computational discrepancies.

Segmental reporting
Anglogold Ashanti's operating segments are being reported based on the financial information provided to the Chief  Executive Officer and the
Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.
Gold income
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million
Reviewed
Reviewed Audited
South Africa
525
581 1,173
Continental Africa
884
792 1,663
Australasia
315
309 646
Americas
524
477 1,036
2,248
2,159 4,518
Equity-accounted investments included above
(216)
(199) (433)
2,032
1,960 4,085
By-product revenue
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million
Reviewed
Reviewed Audited
South Africa
8
12 23
Continental Africa
2
2 4
Australasia
1
1 2
Americas
70
54 110
81
69 139
Equity-accounted investments included above
-
- (1)
81
69 138
Total cash costs
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million
Reviewed
Reviewed Audited
South Africa
469
389 857
Continental Africa
499
443 976
Australasia
193
198 404
Americas
250
219 486
Corporate and other
(4)
(4) -
1,407
1,245 2,723
Equity-accounted investments included above
(149)
(133) (288)
1,258
1,112 2,435
Cost of sales
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million
Reviewed
Reviewed Audited
South Africa
554
480 1,041
Continental Africa
741
614 1,331
Australasia
249
253 540
Americas
395
341 752
Corporate and other
(2)
(1) 5
1,937
1,687 3,669
Equity-accounted investments included above
(228)
(186) (406)
1,709
1,501 3,263
Rounding of figures may result in computational discrepancies.

Segmental reporting (continued)
Gross profit (loss)
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million
Reviewed
Reviewed Audited
South Africa
(28)
70 149
Continental Africa
143
178 334
Australasia
66
56 106
Americas
130
136 283
Corporate and other
2
1 (4)
313
441 868
Equity-accounted investments included above
12
(12) (27)
325
429 841
Capital expenditure
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million
Reviewed
Reviewed Audited
South Africa
81
75 182
Continental Africa
191
112 291
Australasia
66
39 109
Americas
114
90 225
Corporate and other
2
2 4
454
318 811
Equity-accounted investments included above
(63)
(38) (100)
391
280 711
Gold production
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
oz (000)
Unaudited
Unaudited Unaudited
South Africa
435
486 967
Continental Africa
665
620 1,321
Australasia
255
251 520
Americas
393
388 820
1,748
1,745 3,628
Total assets
As at
As at As at
Jun
Jun Dec
2017
2016 2016
US Dollar million
Reviewed
Reviewed Audited
South Africa
1,815
1,733 1,818
Continental Africa
3,089
3,144 3,090
Australasia
860
858 804
Americas
1,272
1,301 1,273
Corporate and other
144
397 168
7,180
7,433 7,153
Rounding of figures may result in computational discrepancies.

Notes
for the six months ended 30 June 2017
1
Basis of preparation
The financial statements in this report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are in terms of the JSE Listings Requirements and are consistent with those used in the annual financial statements for the year ended 31 December 2016.

The financial statements of AngloGold Ashanti have been prepared in compliance with the framework concepts and the measurement and recognition requirements of IFRS, IAS 34, IFRS as issued by the International Accounting Standards Board, the
South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee,
Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, JSE Listings Requirements and in
the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the six months ended 30 June 2017. These financial statements should be read in conjunction with the company's audited consolidated financial statements and the notes thereto as at and for the year ended 31 December 2016.

Based on materiality, certain comparatives have been aggregated.
2
Revenue
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million
Reviewed
Reviewed Audited
Gold income
2,032
1,960 4,085
By-products (note 3)
81
69 138
Royalties received (note 5)
7
1 9
Interest income
8
11 22
2,128
2,041 4,254

3
Cost of sales
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million
Reviewed
Reviewed Audited
Cash operating costs
1,272
1,120 2,444
By-products revenue (note 2)
(81)
(69) (138)
1,191
1,051 2,306
Royalties
55
49 105
Other cash costs
12
12 24
Total cash costs
1,258
1,112 2,435
Retrenchment costs
3
5 14
Rehabilitation and other non-cash costs
13
28 43
Amortisation of tangible assets
389
349 789
Amortisation of intangible assets
3
14 20
Inventory change
43
(7) (38)
1,709
1,501 3,263
Rounding of figures may result in computational discrepancies.

4
Other operating expenses
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million
Reviewed
Reviewed Audited
Care and maintenance costs
28
37 70
Pension and medical defined benefit provisions
4
3 25
Government fiscal claims and care and maintenance of old tailings operations
7
6 14
Other expenses
1
- 1
40
46 110
5
Special items
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million
Reviewed
Reviewed Audited
Impairment and derecognition of assets (1)
115
2 3
Impairment of other investments
1
- -
Retrenchment and related costs
75
- 1
Legal fees and other costs related to contract terminations and settlement costs (2)
68
4 11
Write-down of inventories
3
- 12
Net profit on disposal of assets
(1)
(1) (4)
Royalties received (note 2)
(7)
(1) (9)
Indirect tax (recoveries) expenses
(1)
2 (2)
Repurchase premium and cost on settlement of the $1.25bn bonds
-
- 30
253
6 42
(1)
Impairment and derecognition of assets includes the following:
The group reviews and tests the carrying value of its mining assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Due to a change in mine plans to restructure South African operations, Kopanang mine, Tau Tona mine including Savuka section and the West Gold Plant section of the Surface operations in South Africa were fully impaired and will not generate future economic benefits.
TauTona
US Dollar million

Tangible
assets
impairment

Taxation
thereon

Post-tax
total

78 (19) 59
Kopanang 34 (9) 25
Surface Operations and other 3 (1) 2
115 (29) 86
(2)
Legal fees and other costs includes the following:
Litigation claims - Class action
Occupational Diseases in Mines and Works Act (ODMWA) litigation - On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional
Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an "employee"
who qualifies for compensation in respect of "compensable diseases" under ODMWA. This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti and members of the working group (discussed below) have been subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.
In November 2014, Anglo American South Africa, AngloGold Ashanti, Gold Fields, Harmony Gold Mining Company and Sibanye Gold formed an industry working group on OLD to address issues relating to compensation for OLD in the gold mining industry in South Africa. The working group now alos includes African Rainbow Minerals ("ARM"). The working group remains of the view that achieving a comprehensive solution which is both fair to past, present and future employees, and sustainable for the sector, is preferable to protracted litigation. The working group will continue with its efforts which have been ongoing for more than two years to find common ground with all stakeholders, including

AngloGold Ashanti, along with other mining companies including Anglo American South Africa, ARM, Gold Fields, Harmony Gold Mining
Company, DRDGold, Randgold and Exploration Company, and Sibanye Gold, were served with a consolidated class action application on
21 August 2013. The companies do not believe that they are liable in respect of the claims brought, and they are defending these. They do, however, believe that they should work together to seek a solution to this South African mining industry legacy issue.

5 Special items (continued)
On 13 May 2016, the High Court ordered, among other things: (1) the certification of two classes: (a) a silicosis class comprising current and former mine workers who have contracted silicosis and the dependents of mine workers who have died of silicosis; and (b) a tuberculosis class comprising current and former mine workers who have worked on the mines for a period of not less than two years and who have contracted pulmonary tuberculosis and the dependents of deceased mine workers who died of pulmonary tuberculosis; and (2) that the common law be developed to provide that, where a claimant commences suing for general damages and subsequently dies before close of pleadings, the claim for general damages will transmit to the estate of the deceased claimant. The progression of the classes certified will be done in two phases: (i) a determination of common issues, on an opt-out basis, and (ii) the hearing and determination of individualised issues, on an opt-in basis. In addition, costs were awarded in favour of the claimants. The High Court ruling did not represent a ruling on the merits of the cases brought by the Claimants. The amount of damages has not yet been quantified for any of the claimants in the
Consolidated Class Application or for any other members of the classes.
AngloGold Ashanti and the other respondents believed that the judgement addressed a number of highly complex and important issues, including a far-reaching amendment of the common law, that have not previously been considered by other courts in South Africa. The High
Court itself found that the scope and magnitude of the proposed claims is unprecedented in South Africa and that the class action would address novel and complex issues of fact and law. The respondents applied for leave to appeal against the judgement because they believed that the court's ruling on some of these issues is incorrect  and that another court may come to a different decision.
On 24 June 2016, the South Gauteng High Court granted the mining companies leave to appeal against the finding amending the common law in respect of the transmissibility of general damages claims. It refused leave to appeal on the certification of silicosis and tuberculosis classes. On 15 July 2016, AngloGold Ashanti and the other respondents each filed petitions to the Supreme Court of Appeal for leave to appeal against the certification of the two separate classes for silicosis and tuberculosis. In an attempt to shorten any delay due to an appeal process, it is permissible to request that the appeals be dealt with on an expedited basis. On 21 September 2016, the Supreme Court of
Appeal granted the respondents leave to appeal against all aspects of the class certification judgement of the South Gauteng High Court delivered in May 2016. The appeal hearing before the Supreme Court of Appeal is scheduled to be heard from 19 - 23 March 2018.
Provision raised
As a result of the progress made by the working group since 31 December 2016 on a variety of issues, management is now in a position to reliably estimate within an acceptable range the AngloGold Ashanti share of a possible settlement of the class action claims and related costs. As a result, AngloGold Ashanti has provided for this obligation in the Statement of Financial Position as at 30 June 2017 at a
discounted amount of $63m (undiscounted $77m). The ultimate outcome of these negotiations and the court sanction of the agreement remains uncertain and accordingly the provision is subject to adjustment in the future.
6
Finance costs and unwinding of obligations
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million
Reviewed
Reviewed Audited
Finance costs
70
86 158
Unwinding of obligations and accretion of convertible bonds
13
11 22
83
97 180
Rounding of figures may result in computational discrepancies.

7
Share of associates and joint ventures' (loss) profit
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million
Reviewed
Reviewed Audited
Revenue
216
206 441
Operating costs, special items and other expenses
(248)
(203) (446)
Net interest received
-
4 3
(Loss) profit before taxation
(32)
7 (2)
Taxation
20
2 7
(Loss) profit after taxation
(12)
9 5
Net impairment reversal of investments in associates and joint ventures
3
10 6
(9)
19 11
8
Taxation
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million
Reviewed
Reviewed Audited
South African taxation
Non-mining tax
1
- 1
Prior year over provision
-
- (3)
Deferred taxation
Temporary differences
(84)
6 7
Prior year under provision
-
- 25
Unrealised non-hedge derivatives and other commodity contracts
1
(9) 5
(82)
(3) 35
Foreign taxation
Normal taxation
95
109 246
Prior year under (over) provision
2
(5) (10)
Deferred taxation
Temporary differences
(3)
(50) (65)
Prior year over provision
-
- (17)
94
54 154
12
51 189
Rounding of figures may result in computational discrepancies.

9
Headline (loss) earnings
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million
Reviewed
Reviewed Audited
The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline (loss) earnings :
(Loss) profit attributable to equity shareholders
(176)
52 63
Net impairment (reversal) and derecognition of assets
115
(17) (16)
Impairment of other investments
1
- -
Net (profit) loss on disposal of assets (1)
(1)
(1) 4
Exchange loss on foreign currency translation reserve release
-
60 60
Taxation
(28)
(1) -
Headline (loss) earnings
(89)
93 111
Headline (loss) earnings per ordinary share (cents) (2)
(22)
23 27
Diluted headline (loss) earnings per ordinary share (cents) (3)
(22)
23 27
(1)
Includes loss on sale of associate.
(2)
Calculated on the basic weighted average number of ordinary shares.
(3)
Calculated on the diluted weighted average number of ordinary shares.
10 Number of shares
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
Reviewed
Reviewed Audited
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000
600,000,000 600,000,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000 2,000,000
B redeemable preference shares of 1 SA cents each
5,000,000
5,000,000 5,000,000
C redeemable preference shares at no par value
30,000,000
30,000,000 30,000,000
Issued and fully paid number of shares:
Ordinary shares in issue
409,361,419
408,003,687 408,223,760
A redeemable preference shares
2,000,000
2,000,000 2,000,000
B redeemable preference shares
778,896
778,896 778,896
In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
408,763,048
406,862,598 407,519,542
Fully vested options
3,960,156
3,468,878 5,065,500
Weighted average number of shares
412,723,204
410,331,476 412,585,042
Dilutive potential of share options
-
2,119,174 2,121,358
Dilutive number of ordinary shares
412,723,204
412,450,650 414,706,400
Rounding of figures may result in computational discrepancies.

11 Share capital and premium
As at
As at As at
Jun
Jun Dec
2017
2016 2016
US Dollar million
Reviewed
Reviewed Audited
Balance at beginning of period
7,161
7,119 7,119
Ordinary shares issued
16
37 42
Sub-total
7,177
7,156 7,161
Redeemable preference shares held within group
(53)
(53) (53)
7,124
7,103 7,108
12
Exchange rates
Jun
Jun Dec
2017
2016 2016
Unaudited
Unaudited Unaudited
ZAR/USD average for the year to date
13.20
15.39 14.68
ZAR/USD average for the quarter
13.18
14.99 13.90
ZAR/USD closing
13.05
14.68 13.73
AUD/USD average for the year to date
1.33
1.36 1.35
AUD/USD average for the quarter
1.33
1.34 1.34
AUD/USD closing
1.30
1.34 1.39
BRL/USD average for the year to date
3.18
3.70 3.48
BRL/USD average for the quarter
3.22
3.51 3.29
BRL/USD closing
3.31
3.21 3.26
ARS/USD average for the year to date
15.71
14.35 14.78
ARS/USD average for the quarter
15.75
14.22 15.46
ARS/USD closing
16.63
15.04 15.89
Rounding of figures may result in computational discrepancies.

13 Capital commitments
As at
As at As at
Jun
Jun Dec
2017
2016 2016
US Dollar million
Reviewed
Reviewed Audited
Orders placed and outstanding on capital contracts at the prevailing rate of exchange (1)
208
145 58
(1)
Includes the group's attributable share of capital commitments relating to associates and joint ventures.
Liquidity and capital resources
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

14  Financial risk management activities
Borrowings
The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date which results in the difference noted in the table below. The interest rate on the remaining borrowings is reset on a short-term floating rate basis and accordingly the carrying amount is considered to approximate the fair value.
As at
As at As at
Jun
Jun Dec
2017
2016 2016
US Dollar million
Reviewed
Reviewed Audited
Carrying amount
2,366
2,654
2,178
Fair value
2,470
2,723
2,203
Derivatives
The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.
Embedded derivatives are included as derivatives on the statement of financial position.
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1:
quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:
inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices)
or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following tables set out the group's financial assets and liabilities measured at fair value by level within the fair value hierarchy:
Type of instrument
Jun
2017
Jun 2016 Dec 2016
Reviewed
Reviewed Audited
US Dollar million
Level 1     Level 2    Level 3   Total    Level    1 Level    2 Level    3 Total    Level 1  Level 2  Level 3    Total
Equity securities
60
-
-
60
59 - - 59 51 - - 51
Environmental obligations
Pursuant to environmental regulations in the countries in which we operate, we are obligated to close our operations and rehabilitate the lands which we mine in accordance with these regulations. As a consequence, AngloGold Ashanti is required in some circumstances to provide either reclamation bonds issued by third party entities, establish independent trust funds or provide guarantees issued by the operation, to the respective environmental protection agency or such other government department with responsibility for environmental oversight in the respective country to cover the potential environmental rehabilitation obligation in specified amounts.
In most cases, the environmental obligations will expire on completion of the rehabilitation although in some cases we are required to potentially post bonds for events unknown that may arise after the rehabilitation has been completed.
In South Africa we have established a trust fund which has assets of ZAR 1.41bn and guarantees of ZAR 1.82bn issued by various banks, for a current carrying value of the liability of ZAR 1.16bn. In Australia, since 2014, we have paid into a Mine Rehabilitation
Fund an amount of AUD $3m for a current carrying value of the liability of AUD $105.6m. At Iduapriem we have provided a bond comprising of a cash component of $9.8m with a further bond guarantee amounting to $33.9m issued by Ecobank Ghana Limited and Barclays Ghana Limited for a current carrying value of the liability of $43.1m. At Obuasi we have provided a bond comprising of a cash component of $20.2m with a further bank guarantee amounting to $30.0m issued by Nedbank Limited for a current carrying value of the liability of $216.9m. In some circumstances, we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

15 Contractual commitments and contingencies
AngloGold Ashanti's material contingent liabilities and assets at 30 June 2017 and 31 December 2016 are detailed below:
Contingencies and guarantees
Jun
2017
Dec
2016
Reviewed Audited
US Dollar million
Contingent liabilities
Litigation - Ghana (1) (2)
97
97
Tax disputes AngloGold Ashanti Brasil Mineração Ltda (3)
19
24
Tax dispute - AngloGold Ashanti Colombia S.A. (4)
142
141
Tax dispute - Cerro Vanguardia S.A. (5)
29
29
Groundwater pollution (6)
-
-
Deep groundwater pollution Africa (7)
-
-
287
291
Litigation claims
(1)
Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors
Limited's (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8
November 2012. On 20 February 2014, AGAG was served with a writ issued by MBC claiming a total of $97m. In December
2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration and the parties await the constitution of the tribunal.
(2)
Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora
Treatment Plant (PTP), which was decommissioned in 2000. The plaintiff's alleged injuries included respetory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions, but AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for
Tax claims
(3)       Tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AGABM) relating to the calculation and payment by AABM of the financial contribution on mining exploitation in the period from 1991 to 2006. The assessment
(possible amount) is $9m (2016: $9m). Anglogold Ashanti Limited's subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The possible amount involved is approximately $10m (2016: $15m). Management is of the opinion that these taxes are not payable.
(4)
Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office
(DIAN) that is disagreed with the company's tax treatment of certain items in the 2010 and 2011 income and equity tax returns.
On 23 October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of $21m (2016: $21m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $121m (2016: $120m). The company believes that the DIAN has applied the tax legislation incorrectly. AGAC subsequently challenged the DIAN's ruling by filing lawsuits in March 2015 and April 2015 before the Administrative Tribunal of Cundinamarca (the trial court for tax litigation). Closing arguments on the tax disputes were presented in February and June
2017 and judgement is pending.
(5)
Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. (CVSA) received a notification from the Argentina Tax Authority (AFIP)
requesting corrections to the 2007, 2008 and 2009 income tax returns of about $7m (2016: $7m) relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $22m (2016: $22m). CVSA and
AFIP have corresponded on this issue over the past several years and while management is of the opinion that the taxes are not payable, the government continues to assert its position regarding the use of the financial derivatives. CVSA filed an appeal with the Tax Court on 19 June 2015, and the matter is proceeding.
Other
(6)
Groundwater pollution - AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored
Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-
technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(7)       Deep groundwater pollution - The group has identified potential water ingress and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999 to understand this potential risk. In South Africa, due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Mineral and Petroleum
Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
16    Borrowings
AngloGold Ashanti's borrowings are interest bearing.
As at
As at As at
Jun
Jun Dec
2017
2016 2016
US Dollar million
Reviewed
Reviewed Reviewed
Change in liabilities arising from financing activities:
Reconciliation of total borrowings
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:
Opening balance
2,178
2,737 2,737
Proceeds from borrowings
331
201 787
Repayment of borrowings
(167)
(329) (1,333)
Finance cost paid on borrowings
(61)
(78) (159)
Interest accrual
64
105 136
Deferred loan fees
-
6 -
Translation
21
12 10
Closing balance
2,366
2,654 2,178
Reconciliation of finance costs paid:
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:
Finance cost paid on borrowings
61
78 159
Commitment fees, environmental guarantees fees and other borrowing costs
6
6 13
Total finance cost paid
67
84 172

17  Impact of the adoption of IFRS 15 Revenue from Contracts with Customers
IFRS 15 Revenue from Contracts with Customers (IFRS 15) was issued by the International Accounting Standards Board (IASB)
during May 2014. AngloGold Ashanti is mandatorily required to apply IFRS 15 for annual reporting periods beginning on or after
1 January 2018.
Management has assessed the potential impact of IFRS 15 on the financial statements of the group and concluded that the group does not sell product based on multiple-element arrangements and it does not sell product on a provisional or variable pricing basis and as such the new standard does not have a significant impact on the timing or amount of the group's revenue recognition.
The adoption of IFRS 15 will result in the recognition of by-product revenue in Revenue from product sales. Revenue from product sales includes Gold Income and by-product revenue. This change in classification results in a consequential increase in costs of sales, and therefore will not have an impact on previously reported Gross profit.
As currently reported:
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million
Reviewed
Reviewed Audited
Revenue
2,128
2,041 4,254
Gold income
2,032
1,960 4,085
Cost of sales
(1,709)
(1,501) (3,263)
Gain (loss) on non-hedge derivatives and other commodity contracts
2
(30) 19
Gross profit
325
429 841
Gross profit %
15.99%
21.89% 20.59%
By-products revenue for the period ended 30 June 2017, year ended 31 December 2016 and six months ended 30 June 2016
($81m, $69m and $138m respectively) is included in the Revenue line, but is offset and thus reduces cost of sales in the detailed income statement.
On adoption of IFRS 15, AngloGold Ashanti will commence with Revenue from all product sales in the detailed income statement.
Accordingly, the detailed income statement would be restated for the effects of adopting IFRS 15 as follows:
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million
Reviewed
Reviewed Audited
Revenue
2,128
2,041 4,254
Revenue from product sales
2,113
2,029 4,223
Cost of sales
(1,790)
(1,570) (3,401)
Gain (loss) on non-hedge derivatives and other commodity contracts
2
(30) 19
Gross profit
325
429 841
Gross profit %
15.38%
21.14% 19.91%
AngloGold Ashanti intends to apply IFRS 15 retrospectively to each prior reporting period presented in accordance with IAS 8
Accounting Policies, Changes in Accounting Estimates and Errors.

18 Announcements
AngloGold Ashanti to restructure South African Operations to ensure their viability AngloGold Ashanti has made the difficult decision to begin a consultation process with employees in terms of section 189 and 189A of the Labour Relations Act, with respect to restructuring certain of its South African business units. This follows a review of the options to safely turnaround the performance of these loss-making operations. While all efforts will be made to limit the impact on employment to the greatest extent possible, this
28,000 people, including contractors. In order to safeguard the long-term sustainability of its South African business, AngloGold
Ashanti is considering the following actions, subject to the outcomes of the consultation process:
· Place on care and maintenance the Kopanang mine, in the Vaal River region, and the Savuka section of the Tau Tona mine, in the West Wits region. Savuka mine has been in operation for 59 years, and has already been extended 10 years beyond its natural life. Kopanang mine produced its first gold in 1981, 36 years ago.
· Evaluate the feasibility of integrating elements of the 60-year old Tau Tona mine into the neighbouring Mponeng mine.
Legislative changes in Tanzania - On 30 June 2017, Anglogold Ashanti announced that Tanzania's parliment published draft legislation amending the legal framework of its extractive industry, while also passing a Bill that levies a 1% clearning fee' on mineral exports from 1 July 2017. Subsequent to 30 June 2017, the Republic of Tanzania's parliment enacted and published, in the Country's official Government Gazette, The Natural Wealth and Resources (Permanent Sovereignty) Act, No. 5 of 2017, The Natural Wealth
and Resources Contracts (Review and re-negotiation of unconscionable terms) Act, No. 6 of 2017 and The Written Laws
(Miscellaneous amendments) Act, no.7 of 2017. AngloGold Ashanti is in the process to analyse the impact of these laws, in the context of its Mine Development Agreement.
On 13 July 2013, AngloGold Ashanti indicated that it is seeking a constructive dialogue with the Government of Tanzania, and its agencies, to gain assurances that Geita Mine will not be affected by these legal and fiscal changes. In the circumstances, the group, however, had no choice but to take the precautionary step of safeguarding its interests under the Mine Development Agreement, by commencing arbitration proceedings under the rules of the United Nations Commission on International Trade Law, as clearly provided for in the Mine Development Agreement.
By order of the Board
SM PITYANA S VENKATAKRISHNAN
KC RAMON
Chairman Chief Executive Officer
Chief Financial Officer
17 August 2017

Non-GAAP disclosure
From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise. Set out below are measures extracted from financial information regularly presented to the Chief Operating Decision Maker (Executive Committee).
The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with
IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
A   Adjusted headline (loss) earnings
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million
Unaudited
Unaudited Unaudited
Headline (loss) earnings (note 9)
(89)
93 111
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts
(2)
30 (18)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts (note 8)
1
(9) 5
Fair value adjustment on issued bonds
-
25 (9)
Repurchase premium on settlement of issued bonds (note 5)
-
- 30
Provision for losses and impairments / reversals in associates
(3)
19 24
Adjusted headline (loss) earnings
(93)
159 143
Adjusted headline (loss) earnings per ordinary share (cents) (1)
(23)
39 35
(1)
Calculated on the basic weighted average number of ordinary shares.
B   Price received
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million
Unaudited
Unaudited Unaudited
Gold income (note 2)
2,032
1,960 4,085
Adjusted for non-controlling interests
(53)
(41) (83)
1,979
1,919 4,002
Realised gain on other commodity contracts
11
9 19
Associates and joint ventures' share of gold income including realised non-
hedge derivatives
216
199 433
Attributable gold income including realised non-hedge derivatives
2,206
2,127 4,454
Attributable gold sold - oz (000)
1,784
1,740 3,567
Price received per unit - $/oz
1,236
1,222 1,249
Rounding of figures may result in computational discrepancies.

C   All-in sustaining costs and All-in costs (1)
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million / Imperial
Unaudited
Unaudited Unaudited
Cost of sales per segmental information
1,937
1,687 3,669
Amortisation of tangible and intangible assets
(463)
(417) (923)
Adjusted for decommissioning amortisation and inventory amortisation
3
5 12
Corporate administration and marketing related to current operations
34
28 59
Inventory writedown to net realisable value and other stockpile adjustments
3
1 13
Sustaining exploration and study costs
33
36 70
Total sustaining capital expenditure
400
273 695
All-in sustaining costs
1,947
1,613 3,595
Adjusted for non-controlling interests and non-gold producing companies
(33)
(27) (58)
All-in sustaining costs adjusted for non-controlling interests and non-
gold producing companies
1,914
1,586 3,537
Adjusted for stockpile write-offs
(3)
(1) (18)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs
1,911
1,585 3,519
All-in sustaining costs
1,947
1,613 3,595
Non-sustaining project capital expenditure
54
44 116
Technology improvements
6
5 14
Non-sustaining exploration and study costs
28
23 56
Care and maintenance (note 4)
28
37 70
Corporate and social responsibility costs not related to current operations
12
10 40
All-in costs
2,075
1,732 3,891
Adjusted for non-controlling interests and non -gold producing companies
(32)
(23) (53)
All-in costs adjusted for non-controlling interests and non-gold producing companies
2,043
1,709 3,838
Adjusted for stockpile write-offs
(3)
(1) (18)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs
2,040
1,708 3,820
Gold sold - oz (000)
1,784
1,740 3,567
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz
1,071
911 986
All-in cost per unit (excluding stockpile write-offs) - $/oz
1,144
982 1,071
D   Total cash costs (1)
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million
Unaudited
Unaudited Unaudited
Total cash costs per segmental information
1,407
1,245 2,723
Adjusted for non-controlling interests, non-gold producing companies and other
(20)
(18) (41)
Total cash costs adjusted for non-controlling interests and non-gold producing companies
1,387
1,227 2,682
Gold produced - oz (000)
1,742
1,738 3,606
Total cash cost per unit - $/oz
796
706 744
(1)
Refer to the Supplementary report for Summary of Operations by Mine
Rounding of figures may result in computational discrepancies.

E
Adjusted EBITDA (2)
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million
Unaudited
Unaudited Unaudited
(Loss) profit before taxation
(153)
112 269
Add back :
Finance costs and unwinding of obligations (note 6)
83
97 180
Interest received (note 2)
(8)
(11) (22)
Amortisation of tangible and intangible assets (note 3)
392
363 809
Adjustments :
Exchange loss
4
83 88
Fair value adjustment on issued bonds
-
25 (9)
Impairment and derecognition of assets (note 5)
115
2 3
Impairment of other investments (note 5)
1
- -
Write-down of inventories (note 5)
3
- 12
Retrenchments and restructuring costs
104
42 84
Net profit on disposal of assets
(1)
(1) (4)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts
(2)
30 (18)
Repurchase premium on settlement of $1.25bn bonds
-
- 30
Associates and joint ventures' net exceptional expense
-
(19) (11)
Associates and joint ventures - adjustments for amortisation, interest, taxation and other
61
58 137
Other amortisation
11
- -
Adjusted EBITDA
610
781 1,548
(2)
EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
F
Interest cover
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million
Unaudited
Unaudited Unaudited
Adjusted EBITDA (note E)
610
781 1,548
Finance costs (note 6)
70
86 158
Interest cover - times
9
9 10
G
Free cash flow
Six months
Six months Year
ended
ended ended
Jun
Jun Dec
2017
2016 2016
US Dollar million
Unaudited
Unaudited Unaudited
Net cash inflow from operating activities
321
476 1,186
Net investing activities
(412)
(277) (702)
Finance costs (note 6)
(70)
(86) (158)
Movements in restricted cash
-
(5) (8)
Acquisitions, disposals and other
-
- (40)
Free cash flow
(161)
108 278
Rounding of figures may result in computational discrepancies.

H
Net asset value - cents per share
As at
As at As at
Jun
Jun Dec
2017
2016 2016
US Dollar million
Unaudited
Unaudited Unaudited
Total equity
2,633
2,670 2,754
Number of ordinary shares in issue - million (note 10)
409
408 408
Net asset value - cents per share
643
654 675
Total equity
2,633
2,670 2,754
Intangible assets
(150)
(151) (145)
2,483
2,519 2,609
Number of ordinary shares in issue - million (note 10)
409
408 408
Net tangible asset value - cents per share
606
617 639
I
Net debt
As at
As at As at
Jun
Jun Dec
2017
2016 2016
US Dollar million
Unaudited
Unaudited Unaudited
Borrowings - long-term portion
2,312
2,046 2,144
Borrowings - short-term portion
54
608 34
Total borrowings
2,366
2,654 2,178
Corporate office lease
(16)
(16) (15)
Unamortised portion of the convertible and rated bonds
21
20 23
Cumulative fair value adjustment on issued bonds
-
(34) -
Cash restricted for use
(56)
(56) (55)
Cash and cash equivalents
(164)
(470) (215)
Net debt
2,151
2,098 1,916
Rounding of figures may result in computational discrepancies.

Administration and corporate
information
ANGLO GOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD
JSE Sponsor:
Deutsche Securities (SA) Proprietary Limited
Auditors: Ernst & Young Inc.
Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155
Directors
Executive
S Venkatakrishnan*
§
(Chief Executive Officer)
KC Ramon
^
(Chief Financial Officer)
Non-Executive
SM Pityana
^
(Chairman)
A Garner
#
R Gasant
^
DL Hodgson
^
NP January-Bardill
^
MJ Kirkwood*
M Richter
#
RJ Ruston~
SV Zilwa^
* British
§
Indian
#
American
~ Australian
^
South African
Officers
Executive Vice President Legal, Commercial and
Governance and Company Secretary:
ME Sanz Perez
Investor Relations Contacts
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com
Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com
General e-mail enquiries
Investors@anglogoldashanti.com
AngloGold Ashanti website
www.anglogoldashanti.com
Company secretarial e-mail
Companysecretary@anglogoldashanti.com
AngloGold Ashanti posts information that is important to
investors on the main page of its website at
on the main page. This information is updated regularly.
Investors should visit this website to obtain important
information about AngloGold Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Website : queries@computershare.co.za
Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975
ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone:
+1 866-244-4140 (Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase and dividend
reinvestment plan for A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS
Forward-looking
statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of Anglogold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of Anglogold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, Anglogold Ashanti's liquidity and capital resources capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding Anglogold Ashanti's operations, economic performance and financial condition. There forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause Anglogold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refered to Anglogold Ashanti's annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause Anglogold Ashanti' actual results to differe materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain "Non-GAAP" financial meaasures. Anglogold Ashanti utilises cetrain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.
Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 21, 2017
By: /s/ M E SANZ PEREZ
Name:       M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance